UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Life Sciences Research, Inc.
File No. 5-62457 - CF#23999

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Life Sciences Research, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 13E-3 filed on August 11, 2009, as amended.

Based on representations by **Life Sciences Research, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99(B)(3)	through October 27, 2019
Exhibit 99(B)(4)	through October 27, 2019
Exhibit 99(B)(5)	through October 27, 2019
Exhibit 99(B)(6)	through October 27, 2019
Exhibit 99(C)(1)	through August 11, 2019
Exhibit 99(C)(3)	through September 23, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director